

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2021

Richard Kang, Ph.D.
Chief Executive Officer
NeuroBo Pharmaceuticals, Inc.
200 Berkeley Street, 19th Floor
Boston, Massachusetts 02116

      Re: NeuroBo Pharmaceuticals, Inc.
          Registration Statement on Form S-3
          Filed May 14, 2021
          File No. 333-256135

Dear Dr. Kang:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Abby Adams at (202) 551-6902 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Phillip D. Torrence, Esq.